UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Perion Network Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M78673106

(CUSIP Number)

December 3, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M78673106

1.	Names of Reporting Persons J.P. Morgan Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,639,965
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,639,965
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,639,965
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.3%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. M78673106

1.	Names of Reporting Persons PEG Digital Growth Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,203,067
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,203,067
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,067
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. M78673106

1.	Names of Reporting Persons Project Condor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,203,067
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,203,067
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,067
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. M78673106

1.	Names of Reporting Persons National Council for Social Security Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,382,121
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,382,121
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,382,121
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person (See Instructions) FI

Item 1.

(a)	Name of Issuer:
Perion Network Ltd.

(b)	Address of Issuer’s Principal Executive Offices:
1 Azrieli Center, Building A
26 HaRokmim Street
Holon, Israel 5885849

Item 2.

(a)	Name of Person Filing:

This statement is filed by J.P. Morgan Investment Management Inc. (“JPMIM”); PEG Digital Growth Fund L.P. (“DGF”), Project Condor LLC (“Condor”) and the National Council for Social Security Fund (“SSF,” together with JPMIM, DGF, and Condor, the “Reporting Persons”).

Attached as Exhibit 99.1 hereto, which is incorporated by reference herein, is an agreement between JPMIM, DGF, Condor and SSF that this Schedule 13G is filed on behalf of each of them.

(b)	Address of Principal Business Office or, if none, Residence:

For JPMIM, DGF, and Condor:

320 Park Avenue

New York, New York 10022

For SSF:

South Tower, Fortune Time, Building 11

Fenghuiyuan, Xicheng District

Beijing, People’s Republic of China 100032

(c)	Citizenship:

For JPMIM, DGF, and Condor, Delaware. For SSF, China.

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number:

M78673106

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on approximately 76,149,164 ordinary shares outstanding on December 3, 2015, as provided to the Reporting Persons by the Issuer.

The ordinary shares to which JPMIM has shared voting or dispositive power consists of (i) 4,203,067 ordinary shares held by Condor, (ii) 4,382,121 ordinary shares held by SSF and (iii) 54,777 ordinary shares held by 522 Fifth Avenue Fund, L.P. (“522 Fund”). DGF owns 98.75% of the membership interests of Condor and 522 Fund owns 1.25% of the membership interests of Condor, a member-managed limited liability company. As the holder of the majority of the membership interests of Condor, DGF manages Condor and has shared voting or dispositive power over the 4,203,067 ordinary shares held by Condor. JPMIM serves as investment advisor to each of DGF, 522 Fund, and SSF.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 10, 2015

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Executive Director

PEG DIGITAL GROWTH FUND L.P.

By: J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Executive Director

PROJECT CONDOR LLC

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Vice President

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

By: J.P. Morgan Investment Management Inc., as authorized signatory

By:	/s/ Evrard Fraise
Name:	Evrard Fraise
Title:	Executive Director